UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64533/May 23, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14319

| | |
|---|---|
| In the Matter of : | |
| : | |
| SECURED DIGITAL APPLICATIONS, INC., : | ORDER MAKING FINDINGS AND |
| SENCO SENSORS, INC., : | REVOKING REGISTRATIONS BY |
| SENTEX SENSING TECHNOLOGY, INC., : | DEFAULT AND SETTING PRE- |
| SEREFEX CORP., : | HEARING CONFERENCE |
| SONOMA COLLEGE, INC., and : | |
| SOURCE PETROLEUM, INC. : | |

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 5, 2011. The OIP alleges that Respondents failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. Each Respondent was served with the OIP by April 11, 2011. Serefex Corp. (Serefex) and Sentex Sensing Technology, Inc. (Sentex) are the only Respondents that participated in the prehearing conference on May 5, 2011.

**Respondents in Default**

Respondents Secured Digital Applications, Inc. (Secured Digital), Senco Sensors Inc. (Senco), Sonoma College, Inc. (Sonoma College), and Source Petroleum Inc. (Source Petroleum) are in default because they have not filed Answers, participated in the telephonic prehearing conference, or otherwise defended the proceeding, and I find the allegations in the OIP to be true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Secured Digital, Central Index Key (CIK) No. 940516, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Secured Digital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2008. As of March 28, 2011, the company's stock (symbol "SDGL") was quoted on OTC Link, had twelve market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Senco, CIK No. 1069809, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to

Exchange Act Section 12(g). Senco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended November 30, 1999, which reported a net loss of over $2.7 million (Canadian) for the prior twelve months. As of March 28, 2011, the company's stock (symbol "SNCOF") was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sonoma College, CIK No. 1308930, is a suspended California corporation located in Petaluma, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sonoma College is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of over $897,000 for the prior three months. As of March 28, 2011, the company's stock (symbol "SNMA") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Source Petroleum, CIK No. 1314363, is a revoked Nevada corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Source Petroleum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of over $420,000 for the prior six months. On June 5, 2006, Source Petroleum filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Louisiana, No. 2:06-bk-20175, and the case was terminated on September 11, 2007. As of March 28, 2011, the company's stock (symbol "SOPO") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. Based on the facts and law set forth above, these Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of Secured Digital, Senco, Sonoma College, and Source Petroleum is both necessary and appropriate.

## Remaining Respondents

Sentex, CIK No. 729599, is a New Jersey corporation located in Cleveland, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sentex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2007, which reported a net loss of over $2.3 million for the prior nine months. As of March 28, 2011, the company's stock (symbol "SNTX") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Sentex filed a one-page letter on April 22, 2011, which I will consider to be an Answer. Sentex acknowledged that it has not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2007, but represented that persons with proven track records in business are attempting to bring its filings up to date.

Serefex, CIK No. 773937, is a Delaware corporation located in Hudson, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). As of March 28, 2011, the company's stock (symbol "SFXC") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Serefex admits in its Answer, filed on April 20, 2011, that it has not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2009, which reported a net loss of over $185,000 for the prior nine months. It states that the reason was lack of funds, as its operating company, W.P. Hickman Systems, Inc., filed for protection under Chapter 11 of the Bankruptcy Code on October 2, 2008. Serefex expects the bankruptcy proceeding to remain open for the foreseeable future. Serefex stated its intent to file a Form 15, Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act, because, as of the end of its fiscal year, it will have fewer than 500 shareholders and have less than $10 million in total assets. See Exchange Act Rule 12g-4(a). Serefex requested that I expedite the effective date of its Form 15 filing so that it would be effective before the ninety-day period specified in Exchange Act Rule 12g-4(a).

Following the prehearing conference, the Division of Enforcement (Division), in a letter to my Office, pointed out that Serefex's Form 15 filed on May 4, 2011, was premature in that Serefex will not be able to meet the criteria for Form 15 until May 31, 2011. The Division also stated that a Form 15 filed on May 31, 2011, would not become effective until August 29, 2011, after the August 9, 2011, due date for an Initial Decision in this proceeding. In a filing made on May 11, 2011, Serefex attached a statement from the Commission accepting withdrawal of its Form 15 filing. Serefex requests that I: (1) require the Commission to accept, and make effective on receipt, the Form 15 it intends to file; and (2) dismiss Serefex from this proceeding.

The Division argues that Serefex's and Sentex's registrations of securities should be revoked because they have failed to comply with their obligations to file periodic reports required of an issuer with registered securities so that the public has information for investment decisions.

## Rulings

There are two questions as to the Respondents who are not in default. The first is Sentex's request for additional time to bring its delinquent filings up to date. The second is Serefex's motion regarding the Form 15 it expects to file on June 1, 2011.

It will be quite a task for Sentex to bring its periodic reports into compliance before I am required to issue an Initial Decision. Even so, it should have an opportunity to do so. Accordingly, I will set a second telephonic conference to assess Sentex's progress.

As to Serefex, the Commission has delegated authority to accelerate the termination of registration under Section 12(g)(4) of the Exchange Act to the Office of Corporation Finance. See 17 C.F.R. § 200.30-1(e)(8). That Office "generally will not accelerate the time of registration termination under Exchange Act Rule 12g-4 'where an Exchange Act event is anticipated.'" See RDM Sports Group, Inc., 97 SEC Docket 21963, 21968-69 (Nov. 3, 2009).

Serefex did not cite, and I cannot find, any precedent where an Administrative Law Judge has interpreted the language, "Termination of registration of a class of securities under section 12(g) of the [Exchange] Act (15 U.S.C. 78l(g)) shall take effect 90 days, or such shorter period as the Commission may determine, after the issuer certifies to the Commission on Form 15 . . .," to order a Form 15 effective in less than the ninety-day period. See Exchange Act Rule 12g-4(a). Such authority is not specifically included in the powers delegated to an Administrative Law Judge. See 17 C.F.R §§ 200.30-9, 201.111.

There is precedent for dismissing a respondent in a proceeding instituted pursuant to Exchange Act Section 12(j) where a Form 15, filed after the Section 12(j) proceeding was instituted, became effective before the Initial Decision was due. See World Assocs., Inc., 94 SEC Docket 12054 (Dec. 1, 2008). That is not this situation. Here, Serefex acknowledges it is delinquent in making the required periodic filings, but seeks to avoid revocation of its registered securities by way of an after-the-fact voluntary termination.

For the reasons stated, I DENY Serefex's request and will order the revocation of Serefex's registered securities.

## Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Secured Digital Applications, Inc., Senco Sensors Inc., Serefex Corp., Sonoma College, Inc., and Source Petroleum Inc. is hereby revoked.

I FURTHER ORDER a telephonic prehearing conference at 12:00 p.m. EDT on Tuesday, July 5, 2011, at which Sentex, if it has not remedied the violations alleged in the OIP, must show cause why the registration of its securities should not be revoked.

_____
Brenda P. Murray
Chief Administrative Law Judge